March 29, 2005

                                            Via U.S. Mail and FAX (202) 942-9594

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Mail Stop 0407
Washington, DC 20549

RE:   Superclick, Inc. Comment Letter Dated March 16, 2005
      Form 10-K for the fiscal year ended October 31, 2004
      File No. 333-31238

Dear Mr. Spirgel,

In response to your comments in your letter dated March 16, 2005 regarding "Note K-Acquisition of Superclick Networks, Inc. (SNI)": we concur with your recommendation that SNI be treated as the accounting acquirer and the continuing reporting entity that acquired the registrant. Accordingly, we propose to treat the acquisition of SNI by Grand Prix Sports, Inc. as a recapitalization effected by a reverse merger, wherein SNI is considered the acquirer for accounting and financial reporting purposes. We are prepared to amend the previously filed reports at your direction.

In regard to comments 2 and 3, we will also amend our filing to include the required information regarding disclosure controls and procedures, as well as including certifications in the exhibits that conform exactly to SEC requirements.

We have had discussions with both Inessa Berenbaum and Carlos Pacho with respect to which filings should be restated pursuant to your comments on the "Note K - Acquisition of Superclick Networks, Inc. (SNI)" issue. Based on your recommendation as to the restatement issue, we will provide you with a time frame in which we will have made the restatements.

We look forward to fully complying with your comments and suggestions.

Sincerely,


Claude E. Smith
Chief Financial Officer
SUPERCLICK, INC.
5001 LBJ Freeway
Suite 700  PMB 173
Dallas, TX  75244
(817) 354-4610 Phone
(817) 312-1312 Cell
claude.smith@superclick.com